UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AENZA S.A.A. (the “Company”) hereby informs that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its common shares (the “ADS Ratio”) from the current ADS Ratio of one (1) ADS to five (5) common shares, to a new ADS Ratio of one (1) ADS to fifteen (15) common shares (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective on or about November 22, 2022.

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-three reverse share split. Effective as of November 22, 2022, ADS holders will be required to surrender and exchange every three (3) existing ADSs then held for one (1) new ADS. The Bank of New York Mellon (the “Depositary”), as the depositary bank for the Company’s ADSs program, will arrange for the exchange of current ADSs for new ADSs. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the ticker symbol “AENZ”.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary. The ADS Ratio Change will have no impact on the Company’s underlying common shares, and no common shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the Company’s ADS trading price is expected to increase proportionally; however, there can be no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than three (3) times the ADS trading price before the change.

Forward-Looking Statements

Certain statements in this current report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. These and other important factors, including those discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, as well as the Company’s subsequent filings with the U.S. Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	VP of Corporate Finance

Date:	November 9, 2022